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                             October 19, 2023

       Jeanette L. Knudsen
       Chief Legal Officer and Secretary
       Hostess Brands, Inc.
       The J.M Smucker Company, Inc.
       One Strawberry Lane
       Orrville, OH 46667

                                                        Re: Hostess Brands,
Inc.
                                                            Schedule TO-T filed
by The J.M. Smucker Company
                                                            Filed October 10,
2023
                                                            SEC File No.
5-88982

       Dear Jeanette L. Knudsen:

               We have conducted a review of your filings and have the following comments. The comments below reference disclosure appearing in the Form S-4 filed by The J.M. Smucker
       Company. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the prospectus.

       Schedule TO-T filed 10-10-2023

       Cover Page

   1. The cover page of your Schedule TO includes a check box for offsetting filing fees and related captions. This
is not included in the current version of Schedule TO and should be removed in future
filings.
       Background of the Offer and Merger

   2. On page 36 of the prospectus/offer to purchase, you reference a report provided by
                                                        Smucker's financial
advisor, RBCCM, on September 10, 2023 in which RBCMM
                                                        provided an update on
the status of negotiations and discussed "certain financial aspects"
                                                        of the proposed
transaction: "Later in the afternoon of September 10, 2023, the Smucker
 Jeanette L. Knudsen
FirstName   LastNameJeanette L. Knudsen
Hostess Brands,  Inc.
Comapany
October  19,NameHostess
             2023       Brands, Inc.
October
Page 2 19, 2023 Page 2
FirstName LastName
         board held a meeting at which the Smucker ELT, representatives of RBCCM and representatives of Wachtell Lipton provided an update on the status of discussions with
         Hostess Brands and its advisors with respect to the proposed acquisition. The Smucker board reviewed the material terms and conditions of the proposed transaction. RBCCM discussed with the Smucker board certain financial aspects of the proposed transaction..."
         Please provide the disclosure required by Item 1015(b) of Regulation M-A with respect to
         RBCMM and its report or opinion. See Item 4(b) of Form S-4.
Conditions to the Offer

3.       The first sentence of this section on page 64 refers to    Smucker   s
and the Offeror   s rights
         to extend, amend or terminate the offer in accordance with the terms and conditions of the
         merger agreement       All offer conditions should be expressly
described here. Please
         revise or advise.
4.       Refer to the disclosure in the last paragraph in this section on page
65. All offer
         conditions must be objective and outside the control of the bidder to avoid implicating
         Regulation 14E   s prohibition on illusory offers. Please revise the
following language
         which implies that Smucker or the Offeror may assert an offer condition to terminate the
         offer due to their own action or inaction:    regardless of the
circumstances giving rise to
         any such condition.    See Q&A 101.02 in the Compliance and Disclosure
Interpretations
         under    Tender Offer Rules and Schedules    (March 17, 2023)
available on our website at
         www.sec.gov.
Source and Amount of Funds or Other Consideration

5. We note your reference to commitments obtained pursuant to a bridge loan facility and a
         $800 million three-year unsecured term loan agreement. Neither the bridge loan facility nor the unsecured term loan agreement appears to be described in the prospectus/offer to purchase. Please revise your disclosure to include the information required by Item 7 of
         Schedule TO and Item 1007(d) of Regulation M-A.
6. Disclose the existence of any alternative financing plans or arrangements in the event
         Smucker does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.
7.       The second paragraph under the section    Source and Amount of Funds
 on p. 67 of
         Smucker   s prospectus/offer to exchange states:    Hostess Brands
anticipates the funds
         needed to complete the transactions will be derived from (i) available cash on hand, (ii)
         proceeds from the sales of marketable securities on hand, and (iii) new third-party debt
         financing.    Please revise to clarify that Smucker is the party that
expects to provide this
         financing, or advise.
Opinion of Financial Advisor to the Hostess Brands Board

8. We note the disclosure here that Morgan Stanley found that the offer is fair from a
 Jeanette L. Knudsen
Hostess Brands, Inc.
October 19, 2023
Page 3
         financial point of view to the holders of Hostess Brands common stock. Since some of the consideration offered consists of Smuckers common stock, clarify what dollar value
         Morgan Stanley ascribed to the share consideration component of the offer in making its fairness determination. If it did not ascribe a specific dollar value to the share consideration portion of the offer, so state.
Certain Hostess Brands Management Projections

9.       Expand to summarize with additional specificity the assumptions and limitations
         underlying the projections disclosed. Current disclosure is vague:
The Projections,
         while presented with numerical specificity, necessarily were based on numerous variables, assumptions and judgments, including, but not limited to, those relating to general business, economic, competitive, market and financial conditions and other future events,
         as well as matters specific to Hostess Brands    business, all of
which are difficult to predict
         and many of which are beyond Hostess Brands    control.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-6001 or Christina Chalk at
202-551-3263.



FirstName LastNameJeanette L. Knudsen                           Sincerely,
Comapany NameHostess Brands, Inc.
                                                                Division of
Corporation Finance
October 19, 2023 Page 3                                         Office of
Mergers & Acquisitions
FirstName LastName